Exhibit 12.1

United States Steel Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes and noncontrolling interests	$170	$(2,232)	$6	$27	$(385)
Fixed charges, as shown below	301	373	306	280	259
Adjustment for equity income	(142)	(40)	(144)	(85)	(20)
Capitalized Interest	(14)	(19)	(41)	(39)	(16)
Distributions from equity affiliates	8	13	99	33	6
Adjusted Earnings (Loss) (A)	$323	$(1,905)	$226	$216	$(156)
Fixed charges:
Portion of rentals representing interest(a)	$41	$41	$34	$36	$32
Capitalized interest	14	19	41	39	16
Other interest and fixed charges	246	313	231	205	211
Total fixed charges (B)	$301	$373	$306	$280	$259
Ratio of (A) to (B)	1.07	(d)	(c)	(b)	(a)

(a)	The interest portion of the rental expense is calculated based on the proportion deemed representative of the interest component (i.e., one third of rental expense).

(b)	Earnings did not cover fixed charges by $415 million.

(c)	Earnings did not cover fixed charges by $64 million.

(d)	Earnings did not cover fixed charges by $80 million.

(e)	Earnings did not cover fixed charges by $2,278 million.

(f)	Earnings did cover fixed charges by $21 million.